Filed Pursuant To Rule 433

Registration No. 333-275079

February 27, 2024

WRCB-TV: Julie Edwards and John Hoffman

JULIE EDWARDS: spot bitcoin making the news these days with the securities and exchange commission approving some to be traded on the major stock exchanges, the floodgates now have opened for all investors to more easily include crypto in their portfolios, but it can be a bit confusing for a lot of us out there. so here to give us an overview is John Hoffman. he is the head of distribution and partnerships at grayscale, the world's largest crypto manager. great to see you this morning.

JOHN HOFFMAN: hey julie. great to be here. thanks for having me.

EDWARDS: i would definitely raise my hand to say i'm in the category of people who doesn't really understand what the spot bitcoin really is, much less why it's such a hot commodity these days. so give me my 101.

HOFFMAN: yeah let's let's break down those, uh, those terms a bit. so we have spot bitcoin ETF. so spot is in reference to the current market price of bitcoin. Bitcoin is the world's largest cryptocurrency with over $1 trillion in assets and an ETF is an exchange traded fund. so it's a pooled investment vehicle that trades on an exchange. so when you put those together spot bitcoin ETF um it's really about making it simpler, easier, more convenient to invest in bitcoin directly from your brokerage account in these new spot bitcoin ETFs.

EDWARDS: Okay, so if i heard you correctly i could almost exchange bitcoin for crypto. those two words are kind of interchangeable. is that right?

HOFFMAN: so bitcoin uh is a cryptocurrency. so bitcoin is the world's largest cryptocurrency. and uh bitcoin enables you to uh send money to anyone anywhere in the world at any point in time without an intermediary. and in this world that we live in, it's so digital. um, you know, you could think of bitcoin as digital gold or a digital store of value that can be sent and received just like an email.

EDWARDS: so why is it a good thing to have that in your portfolio? and is that true for everybody or only a certain type of investor who would benefit from it?

HOFFMAN: yeah so every investor is unique to start with. and so, um, you know some investors are adding bitcoin to portfolios. um, you know, for, for a couple of reasons. so first off it's been bitcoin has been the best performing asset in the world over the last ten years. so there's a performance story here. and the second is really about diversification. so bitcoin tends to move differently than stocks bonds um commodities real estate. and so investors are adding a small part of their portfolio uh to bitcoin. for those reasons. and again at Grayscale we believe in long term investing. and so um, you know longer time horizons here for performance and diversification purposes.

EDWARDS: so is bitcoin attached to anything specific? i know you mentioned that it doesn't have a third party intermediary, so it's not attached to a government entity or anything like that.

HOFFMAN: correct. it is completely decentralized and you could think of it as almost a digital gold or a digital store of value. um, but it is completely decentralized and not controlled by any individual entity or government. it's also a global technology. so bitcoin, there's only 21 million that will ever exist, is available in all markets around the world to all you know, all people, um, around the world.

EDWARDS: so is it something that's intended to kind of be strong regardless of what's happening in the stock market?

HOFFMAN: so it has historically performed differently than the stock market. um, and you know that diversification it has tended to move in different, um, returns than stocks, bonds, commodities, real estate. uh, it may not do that every day, um, or over every period, but that has been an element that has attracted investors, uh, that diversification. and again, it's been one of the best performing assets in the world over the last decade.

EDWARDS: okay. so there are a lot of savvy people who watch our show. so maybe they're understanding, uh, the value of bitcoin more quickly than i am. you talked about the one way to use it, but there's another way to invest in it too, right? something called GBTC.

HOFFMAN: so GBTC is the grayscale bitcoin trust. it's an ETF. so it's again an exchange traded fund uh that you can access directly from your brokerage account. and that actually holds bitcoin. so when you buy GBTC you are investing in bitcoin. and again you can buy a share of GBTC for you know $40, $45, $50 a share depending on the current market price. and that's going to give you uh ownership through the ETF of bitcoin. and again you can do that directly from your brokerage account.

EDWARDS: all right john thank you for the lesson this morning. if our viewers want to go to a website to learn more is there one you can share?

HOFFMAN: yeah. thanks for having me julie. you can go to uh, we would invite you to visit www.grayscale.com. that's g-r-a-y scale.com to learn more about GBTC, the world's largest cryptocurrency ETF. uh, and we invite you to go there and learn more about, uh, digital assets, cryptocurrency, and bitcoin.

EDWARDS: all right. thank you so much for the conversation.

HOFFMAN: thanks so much for having me julie. have a great day.

EDWARDS: you too. And our thanks to Grayscale for the conversation with John this morning.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.